

ATCO
GROUP

Corporate Office



07020371

Telephone: (403) 292-7547
Telefax: (403) 292-7623
e-mail: Jodene.dutnall@atco.com

January 10, 2007

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

SUPPL

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- ◆ Corporation's Form 1, filed January 9, 2007 for symbol ACO.NV.X
- ◆ Corporation's Form 1, filed January 9, 2007 for symbol ACO.Y
- ◆ Corporation's Form 1, filed January 9, 2007 for symbol ACO.PR.A
- ◆ Insider Report, filed January 9, 2007 relating to a Normal Course Issuer Bid

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Jodene Dutnall
Corporate Secretarial Dept.

Encl.

PROCESSED

JAN 1 8 2007

**THOMSON
FINANCIAL**

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.X
Reporting Period:	12/01/2006 - 12/31/2006

Summary

Issued & Outstanding Opening Balance :	51,769,246	As at :	12/01/2006

Effect on Issued & Outstanding Securities

Employee Stock Option Plan	13,000
Other Issuances and Cancellations	-270,200

Issued & Outstanding Closing Balance :	51,512,046

Employee Stock Option Plan

Stock Options Outstanding Opening Balance:	1,305,400	As at :	12/01/2006

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
12/31/2006	N		13,000		
Totals		0	13,000	0	0

Stock Options Outstanding Closing Balance:	1,292,400	As at :	12/31/2006

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
12/31/2006	Conversion (General)	4,000
12/31/2006	Issuer Bid	-274,200
Totals		-270,200

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	01/09/2007
Last Updated:	01/09/2007

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.PR.A
Reporting Period:	12/01/2006 - 12/31/2006

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	12/01/2006

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations	0

Issued & Outstanding Closing Balance :	6,000,000

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	01/09/2007
Last Updated:	01/09/2007

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.Y
Reporting Period:	12/01/2006 - 12/31/2006

Summary

Issued & Outstanding Opening Balance :	6,994,018	As at :	12/01/2006

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations	-4,000

Issued & Outstanding Closing Balance :	6,990,018

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
12/31/2006	Conversion (General)	-4,000
Totals		-4,000

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	01/09/2007
Last Updated:	01/09/2007

2007-01-09 16:43 ET

Insider transaction detail - View details for insider

Transactions sorted by : Insider
Insider company name : ATCO (Starts with)
Filing date range : January 9, 2007 - January 9, 2007

Insider name: ATCO Ltd.

Legend:

O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, A'' - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning:

The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: ATCO LTD.

Insider's Relationship to Issuer: 1 - Issuer

Security designation: Non-Voting Shares Class I

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
868001	2006-12-01	2007-01-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+85,100	45.9700	85,100	85,100					
868005	2006-12-01	2007-01-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-85,100			0					
868006	2006-12-08	2007-01-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+76,100	49.3200	76,100						
868008	2006-12-08	2007-01-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-76,100			0					
868010	2006-12-18	2007-01-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+113,000	50.2400	113,000						
868012	2006-12-18	2007-01-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-113,000			0					